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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.3)*


                            ARBINET-THEXCHANGE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   03875 P100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  KAREN SINGER
                               212 VACCARO DRIVE
                               CRESKILL, NJ 07626
                                 (201) 750-0415
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  MAY 8, 2007
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.                                                     Page 2 of 5 Pages
03875 P100
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          KAREN SINGER
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

          OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                1,812,825
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING               -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                         1,812,825
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,812,825
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]
          N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.04%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------

                                 Amendment No. 3

INTRODUCTION

This constitutes Amendment No. 3 to the statement on Schedule 13D, filed on behalf of Karen Singer, dated March 16, 2007, as first amended on March 20, 2007, and as further amended on April 3, 2007 (the "Statement"), relating to the common stock (the "Common Stock") of Arbinet--thexchange, Inc., a Delaware corporation (the "Issuer"). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Statement is hereby amended and restated as follows:

Ms. Singer is the trustee of the Trust, which was created pursuant to Trust Agreement, dated May 29, 1998 (the "Trust Agreement"). All of the shares of the Issuer reported above were purchased by funds generated and held by Trust. The aggregate amount of funds used for the purchase of these shares was approximately $9,763,218.

ITEM 4. PURPOSE OF THE TRANSACTION.

Items 4 of the Statement is hereby amended and restated in its entirety as follows:

         The shares of the Issuer covered by this Schedule 13D were acquired for investment purposes. Ms. Singer has decided that it would be in her best interest, and those of other stockholders, to take actions that may influence the business strategies and operations of the Issuer, including by discussion with the Issuer regarding the potential sale of the Issuer to a third party or parties and nominations of other candidates for election to the Board of Directors of the Issuer. Ms. Singer believes that the common stock of the Issuer is currently undervalued. On March 19, 2007, Ms. Singer submitted notice (the "Notice") to the Issuer, in accordance with the requirements of Issuer's Second Amended and Restated By-laws and/or the procedures outlined in the Company's most recent proxy statement, dated May 3, 2006, that Ms. Singer intends to nominate and seek the election of Mr. Shawn O'Donnell, Ms. Jill Thoerle and Mr. Stanley Kreitman (collectively, the "Nominees") to the Board of Directors of the Issuer. Ms. Singer believes that the Nominees are appropriate candidates for election and that the Nominees' presence on the Board of Directors will help to enhance stockholder value. On April 3, 2007, Ms. Singer submitted a letter to the Special Committee of the Issuer (the "Special Committee") reiterating the above position regarding stockholder value. On May 8, 2007, Ms. Singer submitted a letter to the Special Committee (the "Letter") requesting the immediate disclosure of the results of the Special Committee's exploration of strategic alternatives to enhance shareholder value. The lack of disclosure regarding the Special Committee process leaves Ms. Singer with concerns regarding the intent of the Special Committee. Ms. Singer urges the Special Committee to diligently and promptly conclude the process and present the results to shareholders for their consideration. The Letter is filed as Exhibit 99.1 to this Amendment No. 3 to Schedule 13D/A. Such actions could relate to or result in one or more of the matters referenced to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         Ms. Singer reserves the right to take any and all actions permitted by applicable law that she may deem appropriate to maximize the value of her investments in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5 of the Statement is hereby amended and restated in its entirety as follows:

         (a) Ms. Singer is the beneficial owner of 1,812,825 shares of common stock of the Issuer as trustee of the Trust, comprising approximately 7.04% of the outstanding shares of common stock of the Issuer.

         (b) Ms. Singer has sole dispositive and voting power over all of the shares of common stock of the Issuer reported on this Schedule 13D.

         (c) Ms. Singer has effected the following transactions in shares of common stock of the Issuer on the open market since the filing of the initial statement on Schedule 13D:

                                    No. of
Transaction          Trade date     Shares     Price/share
Purchase             4/27/2007      131,612        6.25000
Purchase              5/1/2007          900        6.20000
Purchase              5/2/2007          400        6.20000
Purchase              5/3/2007       17,300        6.23010
Purchase              5/7/2007      164,551        6.25000

         (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units being reported on this Schedule 13D.

         (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


   Exhibit    Letter from Karen Singer to the Issuer, dated May 8, 2007
   99.1 -

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: May 8, 2007



                                      /s/ Karen Singer
                                      ----------------------------
                                      Karen Singer